Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

LHC Group, Inc.:

We consent to the use of our reports dated March 1, 2018, with respect to the consolidated balance sheets of LHC Group, Inc, and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference in the prospectus.

KPMG LLP

Baton Rouge, Louisiana

April 4, 2018